UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No._____3_______)*


                    INTERNATIONAL ASSETS HOLDING CORPORATION
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   459028106
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                                 (CUSIP Number)

                                JEROME F. MICELI
                         250 PARK AVENUE S., SUITE 200
                           WINTER PARK, FLORIDA 32789
                                 (407) 629-1400

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                JANUARY 31, 2000
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 459028106                                                13D



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       JEROME F. MICELI

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*


        00

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION



        USA
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            54,971
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             N/A
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             54,971
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                        N/A
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        54,971
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       2.77%
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  14   TYPE OF REPORTING PERSON*

       IN


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D


Item 1.  Security and Issuer

     This statement relates to the shares (the "Shares") of the common stock of International Assets Holding Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 250 Park Avenue South, Suite 200, Winter Park, Florida 32789.

Item 2.  Identity and Background

         (a)  Jerome F. Miceli

         (b)  250 Park Avenue S.
              Winter Park, FL.  32789

         (c) In November, 1999, Mr. Miceli retired and resigned as President of International Assets Holding Corporation and his offices with all subsidiares including International Assets Advisory Corp. ("IAAC"), the principal wholly owned subsidiary of the Issuer. IAAC is a full service broker/dealer. Mr. Miceli has been a director of the Issuer since 1990 and continues in that position.

         (d)  None

         (e)  None

         (f)  United States of America


Item 3.  Source and Amount of Funds or Other Consideration

         Effective December 31, 1992, the Diego J. Veitia Family Trust (the ("Trust"), which is controlled by Diego J. Veitia, the Chairman of the Issuer, gifted 9,038 shares of the Issuer's common stock to Mr. Miceli. In January, 1993, the Trust gifted another 9,039 shares to Mr. Miceli.

         In November, 1993, the Issuer issued 50,000 of its Shares to Mr. Miceli as compensation for services rendered. The issuer valued these Shares at $1.10 per share or compensation of $55,000.

Mr. Miceli was granted a stock option under the Issuer's Stock Option Plan in January, 1993. As of January 23, 1998, 40,000 shares became exercisable under this fully vested option.

         Mr. Miceli was granted an additional stock option under the Issuer's Stock Option Plan in December, 1995. As of November 11, 1999, due to an accelerated vesting schedule approved by the board of directors, 61,600 shares became exercisable under this fully vested option.

        Mr. Miceli was granted an additional stock option under the Issuer's Stock Option Plan in November, 1998. As of November 2, 1999, 33,000 shares became exercisable under this partially vested option.

        Shares of the Issuer's Common Stock are purchased and allocated to participants of the International Assets Advisory Corp.401(k) Profit Sharing Plan (the "Plan")(previously known as the Stock Ownership Plan and Trust (the "ESOP"). Shares are purchased with monies contributed by the Employer (IAAC). No employee contributions are permitted to the Plan and the Employer's contribution is discretionary on an annual basis. The allocations to the participants are effective as of the end of the plan year. The Plan was was first effective on December 30, 1992 and shares have been allocated to participants in each successive year. Mr. Miceli was notified by the Plan Administrator that total shares allocated to him through April 30, 1999, were 15,223. Although, the shares are not currently owned or voted by Mr. Miceli, due to his retirement the shares allocated, as determined by the Plan Administrator, as of December 31, 1999, will be issued to him during calendar year 2000.

        As of January 20, 1998, the Issuer paid a 10% stock dividend on all full shares to shareholders of record of December 26,1997. Therefore, the number of shares held by shareholders were increased by 10%. The number of shares available under outstanding options were not increased pursuant to a decision by the Issuer's Board of Directors. In addition, a 10% stock divdend was declared by the Issuer and payable to shareholders of record on March 5, 1999. A 10% adjustment was made to all stock options granted prior to March 5, 1999.

Item 4.  Purpose of Transaction

        Mr. Miceli's acquisition of these shares was directly related to his employment by the Issuer and its subsidiaries. When Mr. Miceli retired due to health considerations, he began a partial disposition of his assets. As of January 31, 2000, all fully exercisable options were exercised under the terms of the Stock Option Plan for 138,600 shares of common stock. Mr. Miceli has sold a number of assets and transferred some shares of common stock to the Jerome F. Miceli and Rosalie A. Micelie Revocable Inter Vivos Trust of which Mr. Miceli is trustee. As of January 31, 2000, the trust owns 44,971 shares and Mr. Miceli currently owns 10,000 shares in his individual name.


Item 5.  Interest in Securities of the Issuer

     (a) The aggregate percentage of Shares of Common Stock reported owned by Mr. Miceli is based upon 1,981,978 shares outstanding as of January 31, 2000, as confirmed by ChaseMellon, the transfer agent for the Issuer. The aggregate number of shares reported as beneficially owned by Mr.Miceli is 54,971 which constitutes 2.77% of the outstanding Shares of the Issuer.

     (b) By virtue of his ownership Mr. Miceli has the sole power to vote 54,971 shares. Mr. Miceli has the sole power to dispose of 54,971 Shares.

     (c) As part of his disposition of assets, Mr. Miceli has made the following transactions within the last sixty days:

12/07/99     Sold              2,000             7.75

12/08/99     Sold              8,000             7.50

12/09/99     Exercised Option 15,400             2.066

12/14/99     Sold              3,000             6.75

12/29/99     Sold              1,000             7.00

12/29/99     Sold              1,500             7.375

12/29/99     Sold                500             7.50

12/29/00     Exercised Option  4,000             4.215

12/29/99     Sold              4,000             7.50

12/30/99     Exercised Option  4,000             4.215

12/30/99     Sold              3,500             7.00

12/30/99     Sold                500             7.0625

12/31/99     Exercised Option 36,000             4.215

12/31/99     Sold              4,000             7.25

12/31/99     Sold                400             7.25

12/31/99     Sold              2,600             7.4375


01/03/00     Sold              2,000             7.25

01/12/00     Sold              5,000             8.75

01/13/00     Sold              4,000             9.00

01/18/00     Sold              1,000            10.0625

01/18/00     Sold              1,500            10.125

01/18/00     Sold                500            10.25

01/18/00     Sold              2,000            10.50

01/18/00     Sold              3,100            11.75

01/18/00     Sold                600            11.875

01/19/00     Sold              3,000            12.25

01/19/00     Sold              1,500            12.50

01/19/00     Sold                400            12.75

01/19/00     Sold              1,600            12.8125

01/20/00     Sold              5,000            12.875

01/20/00     Sold              4,000            14.875

01/21/00     Sold              5,000            18.25

01/24/00     Sold              5,900            23.50

01/24/00     Sold              2,000            23.625

01/24/00     Sold              2,500            23.75

01/25/00     Sold                400            23.75

01/03/00     Sold              2,000             7.25

01/24/00     Sold                900            20.00

01/24/00     Sold              4,100            20.125

01/25/00     Sold              5,000            19.375

01/27/00     Sold              5,000            14.00

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     (d)  No person other than Mr. Miceli is known to have the right to receive or the power to direct the receipt of dividends.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        There are no contracts, arrangements or understandings between Mr. Miceli and another person with respect to the securities of the Issuer.


Item 7.  Material to be Filed as Exhibits

     There are no exhibits to this filing.

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 15, 2000                 /s/Jerome F. Miceli
                                       -----------------------------------
                                       Signature

                                       Jerome F. Miceli
                                       -----------------------------------
                                       Name/Title